Via Facsimile and U.S. Mail
Mail Stop 6010

October 25, 2006

Mr. David E. Nelson
Chief Financial Officer
Sanguine Corporation
101 East Green Street, #11
Pasadena, CA 91105

Re: Sanguine Corporation
Form 10-KSB for the Fiscal Year Ended December 31, 2004
Filed May 6, 2005
File No. 000-24480

Dear Mr. Nelson:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief